

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 3, 2017

Vadim Komissarov
c/o VK Consulting, Inc.
255 West 85th St, PH1
New York, NY 10024

      Re: Trident Acquisitions Corp.
               Amendment No. 2 to
               Draft Registration Statement on Form S-1
               Submitted March 6, 2017
               CIK No. 0001673481

Dear Mr. Komissarov:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter to you dated June 30, 2016.

Our Investment Strategy, page 53

1.   Please provide us with precise, independent support for the assertions regarding the valuation disparities which appear in the first paragraph of this section. Include the specific portions upon which you rely; if you do not have independent support for a statement, please either revise the language to make clear the basis for the statement or delete it. We refer you to prior comment 1.

Financial Statements

Statement of Cash Flows, page F-6

2.   Please revise your statement of cash flows to present cash disbursements for deferred

offering costs as a financing activity, or explain why you believe its current classification as an operating activity is appropriate.

Closing Comments

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Mitchell S. Nussbaum
        Loeb & Loeb LLP